

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

January 3, 2017

<u>Via E-mail</u>
Tracy G. Schmidt
Chief Executive Officer and President
CNL Strategic Capital, LLC
450 South Orange Avenue
Orlando, Florida 32801

> **Re: CNL Strategic Capital, LLC**
> **Draft Registration Statement on Form S-1**
> **Submitted October 3, 2016**
> **CIK No. 0001684682**

Dear Mr. Schmidt:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

<u>General</u>

1. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

2. Please advise us if and when you plan to use sales literature in this offering. We note the supplemental sales materials referenced on page 154.

3. We note that you refer to the proposed offering as a "blind-pool" offering. Please revise the registration statement to provide complete disclosure regarding suitability standards, conflicts of interest and other applicable topics addressed in Industry Guide 5. Refer to Securities Act Release 33-6900.

4. Additionally, please explain to us why you believe you are a blind pool given that you are not investing in specific types of properties. Instead, you primarily intend to acquire mid-size operating businesses that may conduct a broad range of business activities. As noted under "Business" you may seek to acquire, without limitation, sellers of consumer products or business services and manufacturing businesses.

5. We note that purchases by your directors, officers and affiliates "will count toward meeting [the] minimum threshold." Please revise where appropriate to address the extent to which there are any agreements, arrangements or understandings that such purchases may be conducted to meet the minimum.

Prospectus Cover Page

6. It is unclear what the specified time period is for your offering and whether you reserve the right to extend the offering beyond the termination date. Please disclose the termination date of the offering, whether you are able to extend the offering and the time periods for (a) any such extension and (b) return of investor funds if you do not meet the minimum.

7. Please revise your cover page to disclose any anticipated volume discounts and provide a cross-reference to your volume discount disclosure. Additionally, please revise to provide aggregate and per unit compensation based on the minimum offering. See Item 501(b)(3) of Regulation S-K.

8. Please revise the list of significant risks to disclose that your board may modify or waive your current business and acquisition policies, criteria and strategies without prior notice and without shareholder approval. Additionally, please revise to disclose that prior to this offering, "CNL affiliates have only sponsored real estate and private credit investment programs," as stated on page 52.

Prospectus Summary, page 2

9. We note disclosure that after the "initial per share public offering price," you may offer shares at a price that you believe reflects the net asset value per share more appropriately than the prior month's net asset value per share. It is not clear to us how adjusting the price is consistent with Item 501(b)(3), Rule 159 and Rule 415. For example, it appears that investors may not be in possession of the purchase price or other material information at the time of their investment decision. Additionally, please advise us how investors will be advised of any changes to the price. In this regard, it is unclear to us

how you would be able to charge investors a different price without obtaining new subscription agreements that reflect the new price. It also appears you are not eligible to conduct a primary offering on Form S-3 for purposes of Rule 415(a)(4). For additional guidance regarding Rule 159, please also see Section IV.A of Securities Act Release No. 33-8591 available on our website at http://www.sec.gov/rules/final/33-8591.pdf. Please advise us of any registered offerings you are aware of where sponsors used a floating NAV and a product class of middle-market operating businesses.

10. We note the statement on page 8 suggesting that you may satisfy the $2 million minimum "in separate private placement transactions outside of this offering." Please advise us whether and how you anticipate satisfying the minimum through private placements. Please advise us of the nature of the anticipated investors and offering efforts.

Q: Will you use leverage?, page 4

11. Please cross reference to the more detailed information appearing later in the prospectus and revise that disclosure to provide an example showing how the 25% target level will work.

12. We note the reference on page 7 to an "allocation policy to ensure that [you] are treated fairly and equitably." Please revise to cross reference to the description of the allocation policy. In this regard, we note the statement on page 74 that you "plan to adopt an allocation policy."

Q: What is the current ownership structure of CNL Strategic Capital, LLC?, page 5

13. Please revise to identify the contracts and relationships that involve fees and cross reference the page(s) where those fees are disclosed.

Q: How do I subscribe for shares?, page 10

14. Please revise the Q&A to address whether investors may withdraw subscriptions between the time of submission and the time of acceptance.

Q: Are there any Investment Company Act of 1940 considerations?, page 14

15. You state on page 14 that "We intend to conduct our operations directly and through wholly-owned or majority owned subsidiaries, so that the company and each of its subsidiaries do not fall within or are excluded from the definition of 'investment company' under the Investment Company Act." However you also state on page 2 that "We intend to acquire controlling equity stakes in combination with loan positions in durable and growing middle-market companies." Please provide us with a detailed analysis as to why you and your subsidiaries either do not fall within the definition of investment company or are otherwise excluded from the definition of investment

company and how your investment strategy supports your analysis. Please note that we will refer your response to the Division of Investment Management for further review.

Risk Factors, page 16

We may acquire debt and minority interests in operating companies that are not in our target market…, page 35

16. Please revise Summary and Business to clearly describe your "target market." In this regard, we note you state on the cover page that you will acquire assets. In other locations you discuss acquiring businesses or controlling interests in businesses. Please revise to clarify your business plans. It is unclear under what circumstances you may acquire assets that are not businesses or controlling interests in businesses. It is also unclear how you define a controlling interest in a business and whether minority interests or debt may constitute a majority or substantial portion of your assets. Please also clarify whether the registrant may engage in a merger or acquisition of another company.

Estimated Use of Proceeds, page 45

17. We note the statement that the 5%, 80% and 15% allocation assumption is based upon the Managing Dealer's expectations. Please revise to disclose the basis for the "Managing Dealer's expectations" regarding the allocation among the 3 types of shares.

18. We note the reference to wholesaling activities on page 145. Please revise the disclosure of expenses to address estimated wholesaling activities.

Determination of Net Asset Value, page 49

19. Please provide us, on a supplemental basis, with your template for future NAV disclosures, including any key assumptions or methodologies that will be used in such calculations. Advise us whether you are considering more than one methodology or different methodologies for different types of assets – minority interests, debt, etc.

20. If true, please disclose that the board may determine the estimated per share NAV based upon internal valuation assessments and not independent valuation assessments, and also disclose that such assessments may be materially different. Please include risk factor disclosure as appropriate.

21. We note the statement that the board has retained an independent valuation firm. Please identify the valuation firm and briefly describe its experience valuing businesses and other assets in transactions similar to yours.

22. Please explain to us whether and how you intend to update the prospectus to reflect significant events that will have a material impact on NAV before such impact is

reflected in the NAV calculation. Additionally, please disclose the persons and mechanisms that will ensure that your NAV calculation reflects market conditions and the other items addressed under "Factors Impacting Our Operating Results" beginning on page 57.

23. Explain to us how the NAV, as determined by the board, will correlate to the calculation of assets less liabilities in your audited financial statements.

24. We note the statement on page 50 that for most of your assets, market quotations will not be available. Please revise to explain to investors how they can identify your assets and information necessary to make their own assessments as to value.

25. Revise page 50 to clarify what you mean by "unobservable inputs."

Prior Performance of the Manager, page 52

26. We note the statement on page 4 that investors should not rely on the past performance of the Manager, the Sub-Manager and their respective affiliates as an indication of success. We also note the lack of comparability due to "up-front commissions, fees and other expenses associated with this offering" and other "laws and regulations that will apply," which were not present in the programs you highlight on page 2 and in more detail beginning on page 52. Given the significant structural, target industry and regulatory differences, please tell us why you believe highlighting the prior programs in this way provides relevant and materially complete disclosure.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Use of Estimates

Basis of Presentation, page 58

27. We note your disclosure on page 65 and elsewhere that you intend to acquire controlling equity stakes in combination with loan positions in durable and growing middle-market companies, which will become your majority-owned subsidiaries. We also note your disclosure on page 58 which indicates that although you will be organized and intend to conduct your business in a manner so that you will not be required to register as an investment company under the Investment Company Act, your financial statements will be prepared using the specialized accounting principles of ASC Topic 946. Since you do not anticipate being an entity regulated under the Investment Company Act of 1940, please explain in detail how you considered the guidance in ASC 946-10-15-5 through 946-10-15-9 (as well as the implementation guidance in ASC 946-10-55) in determining that it is appropriate to prepare your financial statements using the specialized accounting principles of ASC 946 applicable to investment companies. Please make reference to the specific provisions in ASC 946 that support your determination and explain in your

critical accounting policies section the basis for your anticipated accounting treatment in your financial statements.

Valuation of Asset, page 58

28. Please revise this section to describe the principal categories of assets that you intend to hold and revise to discuss your planned valuation methodology for each principal category of your assets.

Offering Expenses, page 59

29. We note your disclosure that offering expenses will be capitalized as deferred offering expenses and expensed to the company's statement of operations over a 12-month period. It appears to us that offering expenses attributable to an offering of securities should be charged against the gross proceeds of the offering rather than expensed. Refer to SAB Topic 5A. Please revise or advise.

Liquidity and Capital Resources, page 61

30. Please expand your disclosure in this section to clearly identify all sources of financing and disclose whether you expect your current sources of cash to be sufficient to meet your liquidity needs for the next 12 months. Refer to Item 303(a)(1) and (2) of Regulation S-K

Management of our underlying businesses, page 75

31. Please revise to clarify with more specificity how you intend to generate income and conduct your operations. For example,
   - You discuss interest income on page 66. Please clarify when and how you intend to generate income from other sources;
   - You reference a monitoring group and the administration and compliance group of the Sub-Manager on page 75. Please quantify the approximate number of employees that are anticipated to be working on behalf of your interests; and
   - Please address the effect of existing or probable governmental regulations on your businesses.

Management, page 77

32. We note the statement on page 81 that you do not compensate your executive officers. However, your disclosure indicates that your executive officers will receive compensation "for their services performed for the Manager…from the fees paid by us to the Manager under the Management Agreement." Please provide compensation disclosure pursuant to Item 402 of Regulation S-K. See Item 402(a)(2) of Regulation S-K.

The Offering, page 142

    33. Please clarify how investors can qualify for volume discounts.

Managing Dealer and Broker-Dealer Compensation, page 146

    34. Please revise your disclosure to briefly explain the purpose of the dealer manager fee and describe the services provided by the dealer manager.

       You may contact Raj Rajan at (202) 551-3388 or Linda Cvrkel at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact Hillary Daniels at (202) 551-3959 or James Lopez at (202) 551-3536 with any other questions.

                                          Sincerely,

                                          /s/ James Lopez (for)

                                          John Reynolds
                                          Assistant Director
                                          Office of Beverages, Apparel, and Mining

cc: Jason D. Myers, Esq.
        Clifford Chance US LLP